Robert J. Ingato Executive Vice President General Counsel and Corporate Secretary

January 16, 2008

Via EDGAR and Federal Express

Ms. Kathleen Krebs
Special Counsel
Mail Stop 3720
Division of Corporation Finance
The U.S. Securities and Exchange
Commission
450 Fifth Street, N.W.
Washington, DC 20549
Tel: (202) 551-3350
Fax: (202) 772-9205

CIT Group Inc.
Definitive Schedule 14A
Filed April 4, 2007
File No. 1-31369

Dear Ms. Krebs:

        Please find below our responses to the comments (the “Comments”) of the staff of the Division of Corporate Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”), dated January 2, 2008, which relate to the response letter of CIT Group Inc. (“CIT”), dated October 29, 2007, concerning the Division’s initial comments relating to CIT’s Definitive Proxy Statement filed on April 4, 2007. Our responses are provided in the same order as the Comments below.

General

1.	Please confirm that you will comply in future filings with comments two, three, six, seven, ten, eleven and fourteen in our comment letter dated September 27, 2007, as applicable.

        We will comply in future filings with comments two, three, six, seven, ten, eleven and fourteen in the Division’s comment letter dated September 27, 2007, as applicable. To the extent that CIT’s compensation policies and programs do not change, we anticipate that

CIT Group Inc. 505 Fifth Avenue New York, NY 10017 t: 212.771.9402 f: 212.771.9405	One CIT Drive Livingston, NJ 07039 t: 973.740.5664 f: 973.740.5264	Draft Response to SEC Letter

our disclosure will be consistent with the explanations in CIT’s response letter dated October 29, 2007.

Compensation Discussion and Analysis, page 14

Components of 2006 Compensation, page 16

2.	We have considered your responses to comments five and nine in our letter dated September 27, 2007. If you continue to use non-GAAP financial measures in the future to determine total compensation or other target levels, please disclose how the number is calculated from your audited financial statements. See Instruction 5 to Item 402(b). In addition, please clarify and quantify how the non-GAAP performance measures impact executive compensation awards, such as total compensation. Discuss how you use non-GAAP measures to adjust other performance targets and threshold levels, such as net income and earnings per share, and to calculate the actual performance levels achieved.

        To the extent that we use non-GAAP financial measures in the future to determine total compensation or other target levels, in future filings, we will (a) disclose how the number is calculated from CIT’s audited financial statements, including by reference, if applicable, to a description of the calculation or components thereof in the Annual Report financial statements, and (b) clarify and quantify how the applicable non-GAAP performance measures impact executive compensation awards, and discuss how we use non-GAAP measures, as applicable, to adjust other performance targets and threshold levels, such as net income and earnings per share, and to calculate the actual performance levels achieved.

3.	We have considered your responses to comments eight and nine in our letter dated September 27, 2007 regarding how you arrived at and why you paid each named executive officer the particular levels and forms of compensation. Please ensure that you specifically discuss how the application of your compensation policies, procedures, benchmarking and performance targets resulted in the actual compensation paid to each named executive officer. Please confirm that, for each named executive officer, you will separately discuss how the compensation committee’s and chief executive officer’s considerations of each factor and the results of each performance measure resulted in the specific amounts and forms of compensation paid.

        In future filings, we will (a) discuss how the application of CIT’s compensation policies, procedures, benchmarking and performance targets resulted in the actual compensation paid to each named executive officer; and (b) separately discuss for each named executive officer, how the compensation committee’s and chief executive officer’s considerations of each factor and the results of each performance measure resulted in the specific amounts and forms of compensation paid.

Draft Response to SEC Letter	2

        We understand that none of the Comments require us to include information in our filings to the extent that the subject matter of a Comment ceases to be relevant to CIT’s compensation policies and decisions. Also, we understand that, as contemplated by Instruction 1 to Item 402(b) of Regulation S-K, the information that we include in our filings should consist of material information that is necessary to an understanding of CIT’s compensation policies and decisions, and we are not required to disclose information in response to the Comments that is not material.

        If you have any questions regarding CIT’s responses, or if you require additional information, please feel free to contact the undersigned at (973) 740-5664.

Very truly yours,

/s/ Robert J. Ingato
Robert J. Ingato General Counsel CIT Group Inc.

cc:	Jeffrey M. Peek Joseph M. Leone Kenneth J. Laverriere

Draft Response to SEC Letter	3